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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              UNICOM CORPORATION
            (Exact name of registrant as specified in its charter)


                Illinois                                36-3961038
(State of incorporation or organization)      (I.R.S. Employer Identification
                                                         Number)


                     37th Floor, 10 South Dearborn Street
                            Post Office Box A-3005
                         Chicago, Illinois  60690-3005
                                (312) 394-7399
              (Address of principal executive offices)(Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered
     -------------------                      ------------------------------
     Common stock                             New York Stock Exchange
     purchase rights                          Chicago Stock Exchange
                                              Pacific Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:

     .......................(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  none

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Item 1.  Description of Registrant's Securities to be Registered.

     On February 2, 1998, the Board of Directors of Unicom Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, without par value ("Common Stock"), to shareholders of record at the close of business on February 13, 1998. Each Right entitles the registered holder to purchase from the Company one-thousandth of one share of Common Stock at a purchase price (the "Purchase Price") of $100 per whole share of Common Stock (equivalent to $.10 for each one-thousandth of one share of Common Stock), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of February 2, 1998 between the Company and First Chicago Trust Company of New York, as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer, which, if consummated, would result in a person or group becoming an Acquiring Person.

     Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 13, 1998 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 2, 2008, unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Distribution Date, a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to

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receive, upon exercise, Common Stock at a 50% discount from the then current market price. If an insufficient number of shares of Common Stock is authorized for issuance, then the Board would be required to substitute cash, property or other securities of the Company for the Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

     For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $200 worth of Common Stock (or other consideration, as noted above) at a purchase price per share equal to 50% of the then current market price of a share of Common Stock. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $100.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company at a 50% discount from the then current market price of such common stock. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

     The purchase price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of stock dividend on, or a subdivision, combination or reclassification of, the shares of Common Stock, (ii) if holders of the Common Stock are granted certain rights, options or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued. In lieu thereof, there shall be paid to registered holders of Rights Certificates an amount in cash based on the market price of the shares of Common Stock on the last trading day prior to the date of exercise.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of
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Common Stock, the Board of Directors of the Company may exchange the Rights
(other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or other equity securities of the Company having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of the Board of Directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. Notwithstanding the foregoing, in the event that a majority of the Board of Directors is elected by shareholder action by written consent, or is comprised of persons elected at a meeting of shareholders who were not nominated by the Board of Directors in office immediately prior to such meeting, then (i) for a period of one hundred eighty days (180) days following the effectiveness of such election (the "180 Day Period"), the Rights may not be redeemed and (ii) after such 180 Day Period, the Rights may not be redeemed unless (A) the Board of Directors has one or more directors (the "Disinterested Director(s)") who are not officers or employees of the Company and are not Affiliates of any Person that has in the last two years publicly stated an intent to acquire all or a majority of the common equity interests in the Company or a majority in value of the Company's assets (whether by purchase of securities, assets, merger or otherwise) and (B) the redemption of the Rights is approved by a majority of the Disinterested Director(s).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     A copy of the Rights Agreement is available free of charge from the Company. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

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Item 2.  Exhibits

Exhibit 1. Rights Agreement dated as of February 2, 1998 between Unicom Corporation and First Chicago Trust Company of New York, as Rights Agent (Incorporated by reference to Exhibit 4 to the Registrant's Current Report on Form 8-K dated February 2, 1998.)

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                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   UNICOM CORPORATION
                                   (registrant)



                                   By:  /s/ John C. Bukovski
                                        ---------------------
                                        John C. Bukovski
                                        Senior Vice President


Dated:  February 6, 1998


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